UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Jaguar Mining Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

47009M103
(CUSIP Number)

Carmine Di Palo
Managing Partner
Revere Partners Investment Adviser L.L.C.
4601 College Boulevard
Leawood, KS 66211
(913) 338-5557

With a copy to:

John A. Granda
Stinson Morrison Hecker LLP
1201 Walnut, Suite 2900
Kansas City, Missouri 64106-21150
(816) 842-8600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-1(g), check the following box. ☒

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 17 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. Revere Capital Partners LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds WC *
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) PN

*  See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Revere Partners Investment Adviser LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds WC *
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0**
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0**
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) IA

* See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Revere Partners General Partner LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds WC *
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0**
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0**
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) HC

*  See Item 3.

** See Item 5.

1.	Names of Reporting Persons. Carmine Di Palo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐
3.	SEC Use Only
4.	Source of Funds WC *
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0**
8. Shared Voting Power 8,400,000 **
9. Sole Dispositive Power 0**
10. Shared Dispositive Power 8,400,000 **
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,400,000 **
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.7% **
14.	Type of Reporting Person (See Instructions) IN, HC

*  See Item 3.

** See Item 5.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Issuer’s Common Stock, no par value (the “Shares”).

The name of the Issuer is Jaguar Mining Inc.  The address of the Issuer’s principal executive offices is 67 Yonge Street, Suite 1203, Toronto, Ontario M5E IJ8 Canada.

Item 2.  Identity and Background.

(a)          This Schedule 13D is filed by the following Reporting Persons:

          (i)  Revere Capital Partners LP (the “Fund”);
          (ii)     Revere Partners Investment Adviser LLC (the “Investment Adviser”);
         (iii)    Revere Partners General Partner LLC (the “General Partner”); and
         (iv)    Carmine Di Palo;

(b)          The address of the principal business office for each Reporting Person is 4601 College Boulevard, Suite 221, Leawood, Kansas, 66211.

(c)          The principal occupation of Carmine Di Palo is as Manager of both the Investment Adviser and the General Partner.

(d)          During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the past five years, none of the Reporting Persons was a party to a civil proceeding of a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)          The Fund is a Delaware limited partnership. The Investment Adviser and the General Partner are Delaware limited liability companies. Carmine Di Palo is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 8,400,000 Shares. The aggregate purchase price of the Shares purchased by the Reporting Persons collectively was approximately $5,377,928 (including commissions and premiums). The source of funding for these Shares was the general working capital of the Fund.

Item 4.  Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

The Reporting Persons acquired the Shares covered by this Statement because, in their opinion, such Shares are undervalued.

On October 10, 2013, the Reporting Persons sent a letter to the Chairman of the board of directors (the "Board") of the Issuer, Mr. Richard Falconer, expressing their support for both the initiatives undertaken by the Board under Mr. Falconer's leadership and for the Issuer's management team. In addition, the letter covered the Reporting Persons' analysis of the Issuer's potential and suggestions to capture such potential.

On November 4, 2013, the Reporting Persons issued a press release with regard to the Issuer's public announcement of a non-binding term sheet for a proposed statutory plan of arrangement under which the Issuer's debentures would be converted into Shares and which stated that holders of the Shares prior to such conversion "would have minimal or no continuing equity in the Issuer" following such conversion.  The Reporting Persons' press release stated that such terms are appalling, they are disappointed with lack of Shareholder representation in the negotiations (the "Issuer's directors and officers own only a negligible amount of Shares and their Share awards are deeply underwater"), and they expect that the Board will act in accordance with its fiduciary duty to the current Shareholders to substantially improve such terms in the course of finalizing a binding term sheet.  The Reporting Persons' press release is attached hereto as Exhibit D.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board and any potential acquirer of some or all of the Issuer concerning the business, operations and future plans of the Issuer, as well as the terms of any potential recapitalization or financing transaction pursuant to which holders of the Shares would be diluted and the holders of debentures relating to the Issuer would have the right to convert their debt holdings in Shares or to receive new equity.  Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic industry conditions and the terms of any actual or potential statutory plan of arrangement recapitalization, financing or acquisition transaction of the Issuer, the Reporting Persons may, in the future, take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, making proposals to the Issuer concerning changes to the terms or conditions of any of the foregoing or with respect to capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, engaging in discussions with other potential investors or other sources of capital and liquidity, engaging in discussions with potential acquirers of some or all of the Issuer or changing their intentions with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)           The Fund directly beneficially owns 8,400,000 shares.

The General Partner is the general partner of the Fund, and may be deemed, therefore, to share beneficial ownership of the 8,400,000 shares owned directly by the Fund.  Carmine Di Palo is the manager of the General Partner and may be deemed, therefore, to share beneficial ownership of the 8,400,000 shares owned directly by the Fund. The Investment Adviser has been granted voting and dispositive power with regard to the 8,400,000 shares directly owned by the Fund and may be deemed, therefore, to share beneficial ownership of such shares.

Based on 86,396,356 shares outstanding as of June 30, 2013, as reported in the Condensed Interim Consolidated Statements of Shareholders' Equity for the Three Months Ended June 30, 2013, the respective percentages of the outstanding shares beneficially owned by each of the Reporting Persons are as follows:

(i)	The Fund:	9.7%;
(ii)	The Investment Adviser:	9.7%;
(iii)	The General Partner:	9.7%; and
(iv)	Carmine Di Palo:	9.7%;

 (b)  Number of shares as to which such person has:

(i)           Shared power to vote or to direct the vote:  The Fund, the Investment Adviser, the General Partner and Carmine Di Palo may be deemed to have shared power to vote or to direct the vote of 8,400,000 shares held directly by the Fund.

(ii)           Shared power to dispose or to direct the disposition of:  The Fund, the Investment Adviser, the General Partner and Carmine Di Palo may be deemed to have shared power to dispose or to direct the disposition of 8,400,000 shares held directly by the Fund.

(c)           The table below sets forth information with respect to each purchase and sale of Common Stock that was effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated by Revere Capital Partners, L.P., in the open market through a broker.

Date	Transaction Type	Quantity	Price/Share
9/11/2013	BUY	6,600	$0.23
9/11/2013	BUY	109,800	$0.23
9/9/2013	BUY	12,500	$0.22
9/9/2013	BUY	77,600	$0.22
9/9/2013	BUY	4,000	$0.23
9/9/2013	BUY	4,000	$0.24
9/9/2013	BUY	142,000	$0.24
9/6/2013	BUY	35,000	$0.24
9/6/2013	BUY	8,500	$0.24
8/20/2013	BUY	2,500	$0.28
8/20/2013	BUY	44,500	$0.28
8/20/2013	BUY	16,200	$0.28
8/20/2013	BUY	8,000	$0.29
8/20/2013	BUY	1,000	$0.29
8/20/2013	BUY	27,726	$0.29
8/20/2013	BUY	300,074	$0.29
8/16/2013	BUY	650	$0.28
8/16/2013	BUY	13,200	$0.28
8/16/2013	BUY	173,400	$0.28
8/15/2013	BUY	42,000	$0.27
8/15/2013	BUY	2,500	$0.27
8/15/2013	BUY	12,500	$0.27
8/15/2013	BUY	8,000	$0.28
8/15/2013	BUY	35,000	$0.28
8/14/2013	BUY	25,000	$0.29
8/14/2013	BUY	175,000	$0.29
8/12/2013	BUY	24,500	$0.28
8/12/2013	BUY	850	$0.28
8/9/2013	BUY	9,500	$0.25
8/9/2013	BUY	10,000	$0.26
8/8/2013	BUY	3,700	$0.25
8/8/2013	BUY	7,000	$0.26
8/8/2013	BUY	43,700	$0.26

(d)         Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not applicable.

Item 7.  Material to be Filed as Exhibits.

      Not applicable.

Exhibit No.	Title

A	Identification of Reporting Persons (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13/A filed October 15, 2013)
B	Joint Filing Agreement dated October 15, 2013 (incorporated by reference to Exhibit B to the Reporting Persons' Schedule 13/A filed October 15, 2013)
C	Letter to Mr. Richard Falconer (incorporated by reference to Exhibit C to the Reporting Persons' Schedule 13/A filed October 15, 2013)
*D	Press release dated November 4, 2013

 * Filed Herewith

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REVERE PARTNERS INVESTMENT ADVISER LLC

By:	/s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE CAPITAL PARTNERS LP

By:	Revere Partners General Partner LLC, its general partner

	By:	/s/ Carmine Di Palo
Carmine Di Palo, Manager

REVERE PARTNERS GENERAL PARTNER LLC

By:	/s/ Carmine Di Palo
Carmine Di Palo, Manager

/s/ Carmine Di Palo
Carmine Di Palo

Dated:  November 4, 2013

EXHIBIT INDEX

Exhibit No.	Title

A	Identification of Reporting Persons (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13/A filed October 15, 2013)
B	Joint Filing Agreement dated October 15, 2013 (incorporated by reference to Exhibit B to the Reporting Persons' Schedule 13/A filed October 15, 2013)
C	Letter to Mr. Richard Falconer (incorporated by reference to Exhibit C to the Reporting Persons' Schedule 13/A filed October 15, 2013)
*D	Press release dated November 4, 2013

* Filed Herewith

EXHIBIT D

FOR IMMEDIATE RELEASE

Revere Partners expects Jaguar Mining Inc.’s directors to preserve shareholders' value

As Jaguar Mining Inc.’s largest shareholder, Revere Partners is concerned about the Company's board of directors approval of a non-binding term-sheet allocating to current shareholders, after a recapitalization and financing transaction, "minimal or no continuing interest in the Company".

LEAWOOD, KS, November 4, 2013 – Revere Partners, LLC, the investment manager to Revere Capital Partners, LP (“Revere”), as of November 1, the largest shareholder of Jaguar Mining Inc. (“Jaguar” or the “Company”) with a 9.7% stake, is concerned about the board of directors’ (the "Board") approval of a non-binding term sheet (the "Term Sheet") for a recapitalization and financing transaction (the "Transaction") expected to allocate to the current shareholders, upon execution of such Transaction, "minimal or no continuing interest in the Company", Revere considers such terms appalling, is disappointed by the lack of shareholders’ representation in the negotiation (the Company’s directors and officers own only a negligible amount of shares of the Company, and their stock awards are deeply underwater), and expects that the Board will act in accordance to its fiduciary duty to the current shareholders, substantially improving such terms, in the course of the finalization of a binding term sheet.

“Revere has been a Jaguar shareholder for more than one year. Throughout this period we have remained supportive, patient, and optimistic; one of our main concerns has, though, been the absence of any meaningful economic interest alignment between directors and officers on the one hand, and shareholders on the other. The Term Sheet confirms our concern. We had assumed all along that some form of shareholders’ dilution was needed to facilitate the repairing of the balance sheet. In situations like Jaguar’s, shareholders have to pay a price to take part in the eventual re-rating of the Company’s valuation, once the capital structure is re-balanced. But that price has to be fair.” commented Mr. Carmine Di Palo, CEO and Managing Partner of Revere Partners.

On October 10, 2013 based on Q2 results and given the subdued level of gold spot prices in Q3, Revere sent a letter (the "Letter", then filed in a Schedule 13D) to Jaguar's Board, with several thoughts on shareholder value to be considered by the Board in, at that point, the likely scenario of shareholders’ dilution.

“Our assumptions in the Letter are rational and based on market transactions. They have not changed. Our thinking has not changed. Also, our conclusion has not changed: the value of the Company's assets is well above the one implied by the current public market value, and well above the face value of the financial obligations that the Transaction seeks to refinance. In fact, in early 2012 the Company was the subject of take-over interest, at a documented valuation close to one billion dollars; since then, the sector's valuation has compressed but not nearly to the extent implied by the Term Sheet. At the end of Q2, 2013, the face value of the Company's gross financial position was approximately 320 million $ and the equity book value was 84 million $ (close to $1/share). If necessary, Revere is ready to pursue all avenues, inside and outside the envisaged Plan of Arrangement, to defend its investment in Jaguar. From a broader prospective, a less than fair treatment of shareholders in a key Canadian sector, like junior mining, currently facing significant headwinds and requiring the continuous support and confidence of the shareholders, could also result in enhanced regulatory scrutiny of the Transaction. Our expectation remains that, in accordance with its fiduciary duty, the Board will be able to submit to shareholders an equitable and fair allocation of Jaguar’s value, once the Term Sheet is finalized. It is in the interest of all the stakeholders to expedite the Plan of Arrangement, promptly moving the Company forward to capture the significant value that lies ahead.”, concluded Mr. Di Palo.

(* * *)

About Revere Partners, LLC – Revere Partners (www.reverepartners.com) is an investment adviser based in Leawood, KS. Its investment strategies are mainly focused on US public equity and range from value to special opportunities. They are long term and contrarian in nature.

Contact:
Carmine Di Palo
Chief Executive Officer and Managing Partner
Revere Partners, Investment Adviser, LLC
4601 College Blvd., Suite 221
Leawood, KS
Email: cdipalo@reverepartners.com
Phone: 913 338-5557